NO ACT

P.E. 12/18/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008675

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 13 2016

Washington, DC 20549

January 13, 2016

Act: 1934
Section:
Rule: 14a-8 (OD's)
Public
Availability: 1-13-16

Lisa A. Morgan
Sutherland Asbill & Brennan LLP
lisa.morgan@sutherland.com

Re: Minerals Technologies Inc.
Incoming letter dated December 18, 2015

Dear Ms. Morgan:

This is in response to your letters dated December 18, 2015 and January 12, 2016 concerning the shareholder proposal submitted to MTI by Jonathan Kalodimos. We also have received a letter from the proponent dated January 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonathan Kalodimos
***FISMA & OMB Memorandum M-07-16 ***

January 13, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Minerals Technologies Inc.
Incoming letter dated December 18, 2015

The proposal asks the board to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders.

We are unable to concur in your view that MTI may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that MTI may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that MTI may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that MTI's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that MTI has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that MTI may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0100 Fax 202.637.3593
www.sutherland.com

Lisa A. Morgan
DIRECT LINE: 202.383.0523
E-mail: lisa.morgan@sutherland.com

January 12, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of Disclosure and Review, Division of Corporation Finance

Re: Minerals Technologies Inc. - Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing you on behalf of the Company to respond to the Proponent's letter to the Staff dated January 3, 2016. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our initial letter to the Staff dated December 18, 2015.

The Company respectfully submits that the statements and analysis contained in Proponent's response are not supported by the relevant facts or existing SEC guidance. Among other things, the Proponent's theory is that the Company's practices fail to substantially implement the Shareholder Proposal because "it is the *act of adopting* that is what addresses the Proponent's underlying concern . . . ." However, the Proponent's singular interest in causing the Company to adopt a formal policy, when the Company already has a long-standing and demonstrable practice accomplishing the same goal, is exactly why the Shareholder Proposal is excludible under Exchange Act Rule 14a-8(i)(10). The purpose of Exchange Act Rule 14a-8(i)(10) is to prevent shareholders from being required to consider duplicative proposals "which have already been favorably acted upon by the management."[1] The Company has provided information showing that, over the past 22 years, the Company has consistently repurchased, on a yearly basis, a

[1] Exchange Act Release No. 12598 (July 7, 1976).

significantly greater aggregate dollar amount of shares than the aggregate dollar amount of dividends issued to shareholders.

The SEC has rejected the rigid application of Exchange Act Rule 14a-8(i)(10),[2] and the Company's action need only "compare favorably" with the Shareholder Proposal. Texaco, Inc. (avail. Mar. 28, 1991). While the Company has not formally adopted a general payout policy, the Company's actions have, in fact, accomplished the exact result the Proponent seeks. The Staff has excluded shareholder proposals under similar circumstances. *See e.g.*, General Electric (avail. Jan. 11, 2012) (shareholder proposal to adopt a policy is excluded under Exchange Act Rule 14a-8(i)(10) when the company's "long-standing practice" compared favorably with the proposal); Intel Corp. (avail Feb. 14, 2005) (concurring that a proposal requesting that Intel "establish a policy" of expensing all future stock options was substantially implemented through FASB's adoption of Statement 123(R), requiring the expensing of stock options).

Contrary to the Proponent's claims, the Company's share repurchase history is strong evidence of the Company's current and continuing practice. This evidence is bolstered by the fact that the Company just recently authorized a new two-year $150 million share repurchase program, which further indicates the Company's intent regarding *future* share repurchases (subject to market conditions and other factors).[3] *See* General Electric (avail. Jan. 11, 2012). Moreover, the Company's practice of authorizing and/or reauthorizing two-year and three-year share repurchase programs is no more uncertain than a "general payout policy," which the Company's Board of Directors could change at any time in its sole discretion.

Finally, the Company notes that the Staff has never indicated that run-of-the-mill share repurchase programs constitute the types of "sufficiently significant social policy issues" that are exempt from exclusion under Exchange Act Rule 14a-8(i)(7). Instead, the Staff generally has limited such designation to major issues related to employment, the environment, public health, human or animal rights, and similar issues. *See, e.g.*, Cracker Barrel Old Country Store, Inc. (available Jan. 15, 1993) *rev'd by* Exchange Act Release No. 40018 (May 21, 1998) (employment discrimination); Staff Legal Bulletin No. 14C (June 28, 2005) (discussing the Staff's analysis of no-action requests to exclude shareholder proposals related to environmental or public health issues); Revlon, Inc. (avail. Mar. 18, 2014) (animal testing); Halliburton Company (avail. March 9, 2009) (human rights). Conversely, the Staff has sought no action against companies excluding proposals that have only vague relationships to social policy issues. *See* Papa John's International Inc. (avail. Feb. 13, 2015) (excluding, under Exchange Act Rule

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[2] *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983).

[3] The Proponent attempts to distinguish the Company's practice regarding share repurchases from formally adopting a general payout policy. Any possible distinction would be a distinction without difference. The Staff has recognized that substantial implementation must be determined based on whether a combination of the Company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991) (emphasis added).

14a-8(i)(7), a shareholder proposal to add additional vegan items to the Company's menu to promote "animal welfare"); *see also* J.C. Penney Co., Inc. (avail. March 13, 1990) ("stockholder, no matter how well intended or socially significant the subject of his proposal, should not be allowed access to a company's proxy materials by merely reciting fashionable 'buzz words.'").[4]

Conclusion

For the foregoing reasons, and consistent with the Staff's prior no-action letters, we respectfully request the Staff concur that it will take no enforcement action if the Company excludes the Shareholder Proposal from its Proxy Material pursuant to Exchange Act Rules 14a-8(i)(10) and 14a-8(i)(7).

As stated previously, please feel free to contact the undersigned at 202.383.0523 or at lisa.morgan@sutherland.com if you have any questions. Again, I would appreciate your sending your response via e-mail to me at the above address, as well as to the Company's Assistant General Counsel, Alexander K. Sudnik (alexander.sudnik@mineralstech.com). Finally, should the Proponent choose to submit any additional responses or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lisa A. Morgan

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[4] The Company notes that, even if share repurchase programs were considered a sufficiently significant social policy issue, the Shareholder Proposal does not seek to remedy the concern underlying the alleged issued.

1/3/2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Minerals Technologies Inc. — Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This correspondence is in response to the letter sent by Lisa A. Morgan on behalf of Minerals Technologies Inc. (the "Company") dated 12/18/2015 (received by the Proponent on 12/21/2015) requesting that your office of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD from its 2016 proxy solicitation materials for its 2016 annual meeting.

The Company believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2016 annual meeting under Rule 14a-8(i)(10) because the Proposal has been substantially implemented, and Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations. I assert that the Company has inappropriately applied those exclusions to the Proposal and the Proposal should not be excludable pursuant to Rule 14a-8.

The Proposal is as follows:

"*Resolved:* Shareholders of Minerals Technologies Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."

Exclusion under Rule 14a-8(i)(10)

The Company argues that the Proposal should be excludable under Rule 14a-8(i)(10) because it has been substantially implemented, as evidenced by the dollar amount of share repurchases exceeding the dollar amount of dividends over a specified period. I assert that the Proposal has not been substantially implemented because the active use of share repurchases does not address a central objective of the Proposal, namely to adopt and issue a general payout *policy* that gives *preference* to share repurchases (relative to cash dividends).

Simply put, the observation that the Company has consistently repurchased shares does not demonstrate a policy that gives preference to share repurchases. It is fully reasonable to think that the Company may have a practice[1] that gives preference to cash dividends (relative to share repurchases), yet still distribute more capital in the form of share repurchases over a

[1] Since the Company has not adopted and issued a general payout policy, I can not say whether or not this presumption is accurate (hence the "may"), but it is a reasonable belief in the absence of a policy clarifying the Company's position on the issue.

period because the net benefits of using share repurchases are larger than using cash dividends.[2] Indeed prominent studies of corporate payout policy provide evidence consistent with the notion that payout policy is not static and should be viewed as evolving over time.[3] Further, there is a body of evidence that is consistent with the time evolution of payout policy having a large unexplained (and hence uncertain) component.[4] A policy is inherently forward looking, and the general payout policy sought by the Proposal is intended to help resolve a portion of the uncertainty in how capital will be returned in the future.

In the Company's no action request the Company describes substantial implementation as addressing "both the [P]roposal's underlying concerns *and* its essential objective" (emphasis added; page 3, paragraph 2). A substantial concern that underlies the Proposal is the potential for positive net present value (i.e. value enhancing) projects to be foregone in order to preserve a historic dividend level. This substantial concern is evidenced by the reasoning behind the first and longest supporting point[5] discussing the incentive effects of share repurchases generally. This concern is well founded and is based on rigorous research performed by four esteemed professors from Duke University and Cornell University. The Proponent's concern is not currently being addressed because it is *the act of adopting* the general payout policy itself that would address the propensity to forgo value enhancing projects. In light of the fact that it is *the act of adopting* that is what addresses the Proponent's underlying concern, it is simply not logical to say that the current practices of the Company compare favorably to the Proposal.

Finally, interpreting the past performance of the Company as indicative of the future performance is the exact opposite of the standard disclaimer "past performance does not necessarily predict future results."[6] It is simply not prudent for an investor to extrapolate past performance into the future and thus the past actions of the Company should not be considered as substantially implementing an inherently forward looking policy. For these reasons I believe that the Company's argument that the proposal should be excludable under Rule 14a-8(i)(10) is inappropriate.

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[2] For example, the Company returned $157.4 million in share repurchases and $25.6 million in dividends over the period 2010 to 2014 (page 4, paragraph 1) but in the absence of a hypothetical practice of having a preference for dividends, perhaps the Company would have returned $167.4 million in share repurchases and $15.6 million in dividends. The premise of this example is that there is not an appropriate counterfactual to benchmark the Company's distribution of capital, and thus it is inappropriate to infer preference for share repurchases or dividends from the Company's actions. I believe the Commission understands the importance of counterfactual analysis as evidenced by the rigorous economic analysis (in rulemakings and in broader research) performed by the Division of Economic and Risk Analysis (DERA) at the Commission. I would note that this example is purely illustrative and is based on a hypothetical practice of giving preference to dividends; the Proposal is not requiring (nor requesting) a policy that would result in the wholesale substitution of dividends for share repurchases.

[3] For an overview of the scholarly literature see "Payout Policy" by Farre-Mensa, Michaely, and Schmalz (2014). http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2400618

[4] For example, "The evolving relation between earnings, dividends, and stock repurchases" by Douglas Skinner (Journal of Financial Economics, 2008) documents low Adjusted R^2 in pooled regressions explaining changes in payouts. http://www.sciencedirect.com/science/article/pii/S0304405X07002334

[5] The first point contains 119 words, while the second and third point contain 86 and 72 words, respectively.

[6] http://www.sec.gov/answers/mperf.htm

Exclusion under Rule 14a-8(i)(7)

The Company argues that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to "ordinary business." I assert that this argument is moot for two reasons. The first reason is, in response to a no action request from Sonoma West Holdings, Inc. (August 17, 2000) the staff at the Commission wrote:

> "We note that the proposal relates to the payments of dividends generally. The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because the issue is extremely important to most security holders, and involves significant economic and policy considerations."

While the Proposal does not request the initiation of a dividend, like the proponent in Sonoma West Holdings, Inc., the Proposal subsumes the general issue, which I argue is an issue that transcends the day to day operations of the Company, and thus the Proposal should not be excludable under Rule 14a-8(i)(7). Further, the Proposal does not seek to micro-manage the inherently complex capital management and financing activities of the Company. While the actual process of returning a specified amount of capital may be complex in nature, the Proposal seeks a general payout policy and requests that the general payout policy have a certain feature, namely preference for share repurchases relative to cash dividends. Thus the Proposal relates to a complex issue but the Proposal should hardly be considered as probing too deeply into matters of a complex nature.

The second reason the Proposal should not be excludable under Rule 14a-8(i)(7) is that a reasonable person could consider general payout policy a significant social issue.[7] This is evidenced by two prominent Democratic presidential candidates expressly making share repurchases a part of their campaigns.[8] In analyzing this presidential campaign issue in the context of Hillary Clinton's campaign, Andrew Ross Sorkin[9] writes in The New York Times:

> "On its face, the issue may seem like a nonstarter. But a growing debate has emerged around the topic of buybacks that increasingly has Wall Street and corporate America worried."

and

> "[Hillary Clinton's] point tiptoes around a more explosive claim from Senator Elizabeth Warren and Senator Tammy Baldwin that buybacks might be a form of market

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[7] I am unaware of a strict, widely accepted definition of "social issue" but as a proxy for the widely accepted understanding of "social issue" I put forth Wikipedia's definition of social issue, which is "A social issue (also called a social problem or a social illness or even a social conflict) refers to an issue that influences and is opposed by a considerable number of individuals within a society."

[8] Examples of the issue being addressed by presidential candidates are available at https://www.bostonglobe.com/opinion/2015/06/12/bernie-sanders-the-war-middle-class/hAJUTAjWgupBLx4zAMh7nN/story.html and http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

[9] http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

manipulation. Both senators have urged the Securities and Exchange Commission to investigate the practice."

I assert that the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns. While the Proposal may be in disagreement with these prominent political figures on the role of share repurchases, it does not make the issue any less socially significant. As such, I believe the Proposal should not be excludable under Rule 14a-8(i)(7).

Conclusion

In conclusion, the Company believes it can appropriately exclude my Proposal under Rule 14a-8(i)(10) because the Proposal has been substantially implemented, and Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations. This response has systematically addressed each basis for exclusion and explained why I believe it would be inappropriate for the Company to omit the Proposal under each exclusion.

SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
700 6th Street, NW, Suite 700
Washington, DC 20001-3980
202.383.0523 Fax 202.637.3593
www.sutherland.com

Lisa A. Morgan
DIRECT LINE: 202.383.0523
E-mail: lisa.morgan@sutherland.com

December 18, 2015

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of Disclosure and Review, Division of Corporation Finance

Re: Minerals Technologies Inc. - Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing you on behalf of our client, Minerals Technologies Inc. (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Shareholder Proposal is described in further detail below.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("Commission") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Material pursuant to Exchange Act Rules 14a-8(i)(10) and 14a-8(i)(7).

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting this letter to the Commission electronically, including a copy of the Shareholder Proposal, correspondence, and other supporting attachments. The Company also is sending a copy of this letter to Jonathan Kalodimos, PhD (the "Proponent"), who submitted the Shareholder Proposal, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to the undersigned via email at the address noted in the last paragraph of this letter.

The Company intends to file its definitive 2016 Proxy Materials with the Commission on or about April 1, 2016.

Shareholder Proposal

The Proponent seeks to include the following Shareholder Proposal in the Company's Proxy Material:

> *Resolved*: Shareholders of Minerals Technologies Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

The full text of Shareholder Proposal is attached hereto as **Exhibit A**.

For the reasons set forth below, the Company believes that omission of the Shareholder Proposal is appropriate.

I. The Shareholder Proposal has been Substantially Implemented (Rule 14a-8(i)(10))

Background

Exchange Act Rule 14a-8(i)(10) permits companies to exclude shareholder proposals that are moot because the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at§ II.E.6. (Aug. 16, 1983).

Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, Wal-Mart Stores, Inc. (avail. Mar. 27, 2014); Exelon Corp. (avail. Feb. 26, 2010); Exxon Mobil Corp. (Burt) (avail. Mar. 23, 2009); Anheuser-Busch Companies, Inc. (avail. Jan. 17, 2007); ConAgra Foods, Inc. (avail. Jul. 3, 2006); Johnson & Johnson (avail. Feb. 17, 2006); Talbots Inc. (avail. Apr. 5, 2002); Exxon Mobil Corp. (avail. Jan. 24, 2001); Masco Corp. (avail. Mar. 29, 1999); The Gap, Inc. (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective.

Analysis

The Proponent requests that the Company's board of directors adopt a general payout policy, or amend the Company's existing payout policy, to preference share repurchases (relative to cash dividends) as a method for returning capital to shareholders. However, the Company's actual practices demonstrate that the Company already has addressed the concerns and objectives underlying the Shareholder Proposal. The Company's Board of Directors regularly considers authorizing the Company to repurchase its shares. Since 1998, it has consistently authorized and reauthorized two to three-year share repurchase programs, under which the Company's management has been given authorization to repurchase shares of the Company's common stock at its discretion in amounts ranging from $75 million to $150 million. Most recently, in September 2015, the Company's Board of Directors passed a resolution that authorizes a new two-year $150 million share repurchase program. *See* Company's Press Release, attached hereto as **Exhibit B**. The resolution states, in relevant part, that the "Board of Directors of the Company deems it to be in the best interests of the Company that . . . repurchases of the Company's stock be effected." The $150 million share repurchase program authorizes the Company to repurchase, over the next two years, nearly six times the actual amount of dividends issued to shareholders over the previous five years, from 2009 to 2014.

Moreover, the amount of Company capital devoted to share repurchases has greatly exceeded the amount returned to shareholders in the form of dividends. Specifically, over the 5-year period from 2010 to 2014, the Company paid approximately $25.6 million in dividends but has repurchased approximately $157.4 million in Company shares – more than six times the amount that the Company issued in dividends. Similarly, over the 10-year period from 2005 to 2014, the Company paid approximately $44.9 million in dividends but has repurchased approximately $427.7 million in Company shares – nearly ten times the amount that the Company issued in dividends. And between 1993 and 2014, the Company paid approximately $72.8 million in dividends but has repurchased approximately $593.7 million in Company shares – more than eight times the amount that the Company issued in dividends. In fact, the Company has repurchased, on a yearly basis, a larger aggregate dollar amount of shares, compared to the amount of dividends issued to shareholders, in 18 out of the past 22 years.

The Staff has not sought enforcement action against companies that exclude shareholder proposals regarding share repurchase programs when the core of the company's repurchase program is designed for or accomplishes the same purpose as the shareholder proposal. *See, e.g.*, Global High Income Fund, Inc. (avail. Nov. 25, 1998); Morgan Stanley Asia Pacific Fund, Inc. (avail. May 13, 1998). Given that the Company's current practices actually accomplish the result the Proponent seeks, the Company believes that it has substantially implemented the Shareholder Proposal. Therefore, such proposal should be excluded as moot under Exchange Act Rule 14a-8(i)(10).

II. The Shareholder Proposal Relates to the Conduct of the Company's Ordinary Business Operations (Rule 14a-8(i)(7))

Exchange Act Rule 14a-8(i)(7) provides that a registrant may omit a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has found that:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Securities and Exchange Commission Release 34-40018 (effective June 29, 1998).

The Commission has held that the test for exclusion under Rule 14a-8(i)(7) is a factual one, and, depending on the facts, a share repurchase program may be a matter of ordinary business operations for a particular company. *See* Liberty All-Star Equity Fund (avail. Feb. 12, 1990).

The Company's share repurchase program is a continuing, regular, and integral part of its business operations. Over the past approximately 17 years, the Company frequently has reviewed and reauthorized its share repurchase program. The Company actively repurchases shares, both in the open market and in privately negotiated transactions, and, as mentioned above, has repurchased approximately $157.4 million in shares of the Company's common stock over the past five years.

The Company's decisions of whether and when to repurchase shares of its outstanding common stock, including the terms of such purchases, are complex determinations that requires expert financial analysis that must be consistent with the Company's current and long-term goals. Specifically, the Company must consider proper allocation of the Company's resources among various competing priorities (*e.g.*, reducing debt, investment in the Company's growth, research and development, recruitment and retention of staff, marketing, *etc.*), current market conditions, and the effect repurchases will have on the current market price of the Company's stock. Such determinations are made on a case-by-case basis, which is why the Board of Directors authorized the Company to make share repurchases "from time-to-time" over the two-year authorized period. It is not practical to allow a shareholder to resolve the complex capital management and market analysis issues involved in the Company's active share repurchase program with vague blanket policies.

Finally, under Delaware corporate law, which governs the Company's corporate operations, the Board of Directors is empowered to make decisions affecting the Company's business operations. *See* 8 Del. C. § 170; *see also Levine v. Sinclair Oil Corp.*, 261 A.2d 911, 918 (Del. Ch. 1969) ("[Delaware General Corporation Law § 170] permits dividends to be paid under certain circumstances: 'directors may declare and pay dividends . . . out of . . . surplus . . . or . . . net profits. Whether dividends will be paid is within the sound discretion of the directors and, in the ordinary course of events, they are entitled to a presumption of good faith and inspiration by a bona fides of purpose."). Clearly, the determination as to how best to apply free cash flow should rest in the unfettered discretion of the Board of Directors and should not be subject to prior restraint by shareholders. Accordingly, the Shareholder Proposal should be excludible under Exchange Act Rule 14a-8(i)(7) as relating to the Company's "ordinary business operations."

Conclusion

For the foregoing reasons, and consistent with the Staff's prior no-action letters, we respectfully request the Staff concur that it will take no enforcement action if the Company excludes the Shareholder Proposal from its Proxy Material pursuant to Exchange Act Rules 14a-8(i)(10) and 14a-8(i)(7).

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202.383. 0523 or at lisa.morgan@sutherland.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to the Company's Assistant General Counsel, Alexander K. Sudnik (alexander.sudnik@mineralstech.com). In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lisa A. Morgan

Enclosures: Shareholder Proposal, Press Release

Cc: Alexander K. Sudnik,
Asst. General Counsel
Minerals Technologies Inc.

LAM/dld

Exhibit A

10/23/2015

Corporate Secretary
Minerals Technologies Inc.
622 Third Avenue
New York, NY 10017-6707

Corporate Secretary-

I am submitting a shareholder proposal in accordance with Rule 14a-8 to be voted upon at the next annual meeting of shareholders. As part of this submission I have included the proposal to appear in the next definitive proxy statement as well as a letter of ownership from TD Ameritrade confirming that I have continuously held a sufficient number of shares for more than one year to qualify for a proposal to be placed on the definitive proxy statement. I also hereby give notice that I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If for any reason you need further information from me or would like to discuss my proposal, please contact me using the following information.

Jonathan Kalodimos, PhD

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Jonathan Kalodimos, PhD

Resolved: Shareholders of Minerals Technologies Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

Supporting statement: Share repurchases as a method to return capital to shareholders have distinct advantages relative to dividends. Share repurchases should be preferred for the following reasons:

1) Financial flexibility. Four professors from Duke University and Cornell University studied executives' decisions to pay dividends or make repurchases by surveying hundreds of executives of public companies. They found that "maintaining the dividend level is on par with investment decisions, while repurchases are made out of the residual cash flow after investment spending."[1] Further, in follow up interviews as part of the study, executives "state[d] that they would pass up some positive net present value (NPV) investment projects before cutting dividends." The creation of long-term value is of paramount importance; I believe that repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level.
2) Tax efficiency. Share repurchases have been described in the Wall Street Journal[2] as "akin to dividends, but without the tax bite for shareholders." The distribution of a dividend may automatically trigger a tax liability for some shareholders. The repurchase of shares does not necessarily trigger that automatic tax liability and therefore gives a shareholder the flexibility to choose when the tax liability is incurred. Shareholders who desire cash flow can choose to sell shares and pay taxes as appropriate. (This proposal does not constitute tax advice.)
3) Market acceptance. Some may believe that slowing the growth rate or reducing the level of dividends would result in a negative stock market reaction. However, a study published in the Journal of Finance finds that the market response to cutting dividends by companies that were also share repurchasers was not statistically distinguishable from zero.[3] I believe this study provides evidence that there is market acceptance that repurchases are valid substitutes for dividends.

Some may worry that share repurchases could be used to prop up metrics that factor into the compensation of executives. I believe that any such concern should not interfere with the choice of optimal payout mechanism because compensation packages can be designed such that metrics are adjusted to account for share repurchases.

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[1]http://www.sciencedirect.com/science/article/pii/S0304405X05000528
[2]http://www.wsj.com/articles/companies-stock-buybacks-help-buoy-the-market-1410823441
[3]http://www.afajof.org/details/journalArticle/2893861/Dividends-Share-Repurchases-and-the-Substitution-Hypothesis.html

In summary, I strongly believe that adopting a general payout policy that gives preference to share repurchases would enhance long-term value creation. I urge shareholders to vote FOR this proposal.



10/20/2015

Jonathan Kalodimos

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jonathan Kalodimos,

Thank you for allowing me to assist you today. This letter is to confirm that as of the date of this letter, Jonathan Kalodimos has held continuously for at least one year, 41 shares of Minerals Tech Inc common stock in his account ending in Copyrighted Material Omitted at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

Exhibit B

Exhibit 99.1


MINERALS
TECHNOLOGIES

News

For Immediate Release
September 16, 2015

Contact:
Rick Honey
(212) 878-1831

Minerals Technologies Board of Directors Authorizes $150 Million, Two-Year Share Repurchase Program

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NEW YORK, September 16, 2015-Minerals Technologies Inc. (NYSE: MTX) announced today that its Board of Directors has authorized a new, two-year $150 million share repurchase program. This authorization will become effective when the current two-year $150 million program expires in October of this year.

"Our Board of Directors has indicated its confidence in the company's strategic direction, high performance and cash-generating ability by authorizing this $150 million share repurchase program," said Joseph C. Muscari, chairman and chief executive officer. "We will continue to focus primarily on debt reduction, but will repurchase shares, as we deem appropriate, using a balanced, value-based approach to the use of our cash."

New York-based Minerals Technologies Inc. is a resource- and technology-based growth company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. MTI serves the paper, foundry, steel, environmental, energy, polymer and consumer products industries. The company reported sales of $1.725 billion in 2014.